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                                                              EXHIBIT 1.A.(5)(h)

                          ENHANCED DEATH BENEFIT RIDER


The Death Benefit Factor defined in the Death Benefit Standard provision of the policy is raised, according to the terms of this rider, to provide enhanced Death Benefits at a targeted Attained Age of the younger of the Insureds. The targeted Attained Age of the younger of the Insureds is stated in the Data Section.

The date of issue of this rider is the policy Date of Issue.

DEATH BENEFIT FACTOR ADJUSTMENT. If this contract is subject to the Guideline Premium/Corridor Test, the Death Benefit Factor at the targeted Attained Age of the younger of the Insureds and surrounding ages is adjusted in two steps:

1. The Death Benefit Factor for the Attained Age of the Younger Insured five years before the targeted Attained Age begin grading higher. This grading will be performed in a linear fashion over five years between the Death Benefit Factor for the Attained Age of the Younger Insured five years before the targeted Attained Age and the Death Benefit Factor at the targeted Attained Age of the younger Insured determined for a comparable policy subject to the Cash Value Accumulation Test. Death Benefit Factors for Attained Ages following the targeted Attained Age will be those calculated for policies subject to the Cash Value Accumulation Test.

2. Following the adjustment described in item (1), above, the following Enhancement Factors are multiplied times the adjusted Death Benefit Factors at the Attained Ages listed:

Attained Age of the Younger Insured                Enhancement Factor

Targeted Age minus 4                               1.02
Targeted Age minus 3                               1.04
Targeted Age minus 2                               1.06
Targeted Age minus 1                               1.08
Targeted Age                                       1.10
Targeted Age plus 1                                1.08
Targeted Age plus 2                                1.06
Targeted Age plus 3                                1.04
Targeted Age plus 4                                1.02

At all other Attained Ages of the Younger Insured the Enhancement Factor is
1.00.

If this contract is subject to the Cash Value Accumulation Test, the Death Benefit Factors applicable to this policy are adjusted using the Enhancement Factors described in item (2), above, without making the prior adjustment described in item (1).

COST OF THE ENHANCED DEATH BENEFIT. There is no separate additional charge for this Enhanced Death Benefit Rider, but the Cost of Insurance Charge on this policy will be higher to the extent that the Death Benefit is raised according to the terms of this rider.

INCONTESTABILITY. After this rider has been in force during the life of each Insured for two years from its date of issue, we will not contest it.

TERMINATION.  This rider shall terminate on the earliest of:

1. any Monthly Policy Date requested, if before that date we receive at our Home Office written request for termination; or
2. the date the policy terminates. If the policy is later reinstated, this rider will not be reinstated.
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When this rider terminates:

1.  all rights under this rider will cease; and
2.  the policy will be considered separate and complete without this rider.


Signed for National Life Insurance Company at Montpelier, Vermont, as of the date of issue of this rider, by

                                                        Chairman of the Board
                                                                and
                                                       Chief Executive Officer